NEWS RELEASE April 4, 2007 NR 07-14 www.energymetalscorp.com

Energy Metals Submits Radioactive Material License Applications for Hobson
Processing Plant and Palangana Deposit in Texas

Vancouver, British Columbia, April 4, 2007: Energy Metals Corporation (TSX-EMC; NYSE Arca-EMU) Energy Metals Corporation is pleased to announce that South Texas Mining Venture, LLP (STMV), a partnership between Energy Metals (99%) and Everest Exploration, Inc. (EEI) (1%) has achieved two key milestones related to the development of a new uranium ISR production center in south Texas. STMV owns the uranium assets which include Hobson Uranium Processing Facility and La Palangana uranium deposit that are being developed for commercial uranium production starting in 2008.

Radioactive Material Handling License for Hobson Facility

On December 22, 2006, EEI submitted on behalf of STMV an application for renewal of the Hobson Facility Radioactive Material Handling License to the Texas Department of State Health Services (TDSHS).

This renewal application allows the Hobson Facility to continue operations as a uranium processing facility and provides the regulatory authorities with necessary information concerning the company’s plans to increase the facility’s processing capacity to over 1,000,000 pounds of U3O8 per year. Engineering of the facility expansion is nearing completion and orders for the long lead time equipment are being placed. Obsolete equipment and tankage have been removed from the processing area and bids for repair and renovation of the process pad have been received.

Radioactive Material Handling License for La Palangana Deposit

On February 28, 2007, STMV submitted a separate application to the TDSHS for a new Radioactive Material Handling License at La Palangana Uranium In-Situ Recovery Project in Duval County, Texas.

STMV plans to recover uranium from the La Palangana Project at a rate of 1,000,000 pounds per year beginning in the first half of 2008. The uranium loaded resin will be processed at the STMV’s Hobson facility.

Dennis Stover, COO of Energy Metals Corporation and President of STMV noted: “We are particularly pleased to announce these two significant milestones in our planned development of the Hobson and La Palangana properties. Our team is to be congratulated on the timely submittal of these two key applications. These application fees alone represent an investment in excess of US$500 thousand dollars in the development of a new domestic production center to aid in fueling the ongoing revival of the US nuclear power industry.”

Energy Metals Corporation is a NYSE Arca and TSX listed company focused on advancing its industry leading uranium property portfolio towards production in what is the world's largest uranium consumer market, the United States of America. Energy Metals Corporation has extensive advanced property holdings in Wyoming, Texas and New Mexico that are amenable to ISR (in-situ recovery). This form of uranium mining was pioneered in Texas and Wyoming and utilizes oxygenated groundwater to dissolve the uranium in place and pump it to the surface through water wells. Energy Metals is currently developing the La Palangana uranium deposit and upgrading the Hobson Uranium Processing Plant in Texas for an anticipated 2008 production date. Energy Metals is also actively advancing other significant uranium properties in the States of Colorado, Utah, Nevada, Oregon and Arizona.

For further information, please contact:
Energy Metals Corporation
Paul Matysek, M.Sc., P.Geo., CEO and President: (604) 684-9007
Bill Sheriff, B.Sc., Chairman: (972) 333-2214
Farhad Abasov, B.A., MBA, VP Strategic Communications: (604) 697-5684
For more information, send questions and comments to info@energymetalscorp.com.

Information Regarding Forward-Looking Statements: Except for historical information contained herein, the statements in this Press Release are forward-looking statements. Forward-looking statements involve known and unknown risks and uncertainties, which may cause Energy Metals’ actual results in future periods to differ materially from forecasted results. These risks and uncertainties include, among other things: volatility of natural resource prices; product demand; market competition and risks inherent in the company’s operations. These and other risks are described in the Company’s public filings with Canadian Securities Regulators available at www.sedar.com and with the Securities and Exchange Commission available at www.sec.com.

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